December 4, 2015

Securities and Exchange Commission

Division of Corporation of Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:  Larry Spirgel

Assistant Director

Re:                             Consolidated Communications Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 0-51446

Ladies and Gentlemen:

This letter sets forth the responses of Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”) to the comments contained in your letter, dated November 23, 2015, relating to the above-captioned Form 10-K.  Your comments are set forth in bold/italicized text below, and the Company responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year ended December 31, 2014

Property, Plant and Equipment, page F-9

1.              We note that “Network and outside plant facilities” appear to be at least 38% of your total assets and you depreciate them over 3 - 50 years. Since network and outside plant facility depreciation is significant to your consolidated statement of income, please consider disclosing more detail regarding the depreciation period for each type of significant asset(s). For example, it is not clear what portion of these assets is amortized over 50 versus 3 years.

The Company has historically presented “Network and outside plant facilities” as a single line in its property plant and equipment disclosure, which has been consistent with many of our peers.  Based on your suggestion, we will present the components of “Network and outside plant facilities” as two separate lines entitled “Central office switching and transmission” and “Outside plant cable, wire and fiber facilities”.  The following is our proposed property, plant and equipment table for disclosure purposes beginning with the Company’s 2015 Form 10-K:

Securities and Exchange Commission

December 4, 2015

(In thousands)	December 31, 2014	December 31, 2013	Estimated Useful Lives
Land and buildings	$116,523	$98,663	18-40 years
Central office switching and transmission	724,275	633,081	3-25 years
Outside plant cable, wire and fiber facilities	1,130,700	910,109	3-50 years
Furniture, fixtures and equipment	136,682	99,578	3-15 years
Assets under capital lease	11,510	11,169	3-11 years
Total plant in service	2,119,690	1,752,600
Less: accumulated depreciation and amortization	(1,025,665)	(899,926)
Plant in service	1,094,025	852,674
Construction in progress	28,233	23,586
Construction inventory	13,075	9,102
Totals	$1,135,333	$885,362

As noted in the table above, the “Central office switching and transmission” and “Outside plant cable, wire and fiber facilities” categories consist of assets with estimated useful lives of 3 to 25 years and 3 to 50 years, respectively.  The Company’s growth strategy has been through the acquisition of other telecommunication providers.  As discussed more fully in our Form 10-K, we acquired SureWest Communications in 2012 and Enventis Corporation in 2014.  In connection with the accounting for these two recent acquisitions, the acquired assets were revalued and new remaining useful lives were assigned to the depreciable assets.  In all cases, the remaining useful lives assigned to these acquired depreciable assets are much shorter than that of a newly acquired asset, which directly impacts the lower end of the range for each asset category.  For newly acquired assets in the “Outside plant cable, wire and fiber facilities” category, the estimated useful lives would range from 17 to 50 years.  For newly acquired assets in the “Central office switching and transmission” category, the estimated useful lives would range from 3 to 25 years, with a majority of this category ranging from 5 to 25 years due to the underlying technology of the equipment.

We believe that the additional information included in the revised property, plant and equipment disclosure provide the reader of the financial statements the detail needed to assess the Company’s depreciation expense relating to these categories.

Securities and Exchange Commission

December 4, 2015

4. Investments, page F-19

2.              We note that your investment income represents a significant portion of your income before income taxes. You disclosed on page 6 that your investment income consists of five cellular partnerships accounted for under the equity method. Further we note that you have included the financial statements of two of those partnerships in accordance with Rule 3-09 of Regulation S-X. It appears to us that other investees might be significant at the 20% level. Please provide us with the composition of the investment income line item for all periods presented. Also please provide us the significant test calculation for Pennsylvania RSA No. 6 (I) Limited Partnership for all periods presented.

As noted in the Company’s 2014 Form 10-K on page 6 and in more detail in the investments footnote on page F-19, the Company holds ownership interests in five cellular limited partnerships.  The Company’s holdings in GTE Mobilnet of South Texas Limited Partnership (“GTE Mobilnet of South Texas”) and Pittsburgh SMSA Limited Partnership (“Pittsburgh SMSA”) are accounted for using the cost method.  The Company’s holdings in GTE Mobilnet of Texas RSA #17 Limited Partnership (“GTE Mobilnet of Texas RSA #17”), Pennsylvania RSA 6(I) Limited Partnership (“Pennsylvania RSA 6(I)”) and Pennsylvania RSA 6(II) Limited Partnership (“Pennsylvania RSA 6(II)”) are accounted for using the equity method.

As requested, the composition of the Company’s investment income for all periods presented in the Company’s 2014 Form 10-K are as follows:

(In thousands)	2014	2013	2012
GTE Mobilnet of Texas RSA #17	$7,299	$7,826	$4,908
Pennsylvania RSA 6(I)	3,964	3,911	3,558
Pennsylvania RSA 6(II)	8,480	8,964	7,755
GTE Mobilnet of South Texas	6,552	8,073	5,616
Pittsburgh SMSA	8,208	8,820	8,460
Other	13	101	370
	$34,516	$37,695	$30,667

In accordance with Rule 3-09 of Regulation S-X, the separate financial statements for GTE Mobilnet of Texas RSA #17 and Pennsylvania RSA 6(II) were included in the Company’s 2014 Form 10-K as income from these partnerships exceeded 20% of the Company’s income from continuing operations before income taxes.  As requested the following is the Company’s significance test under Rule 3-09 of Regulation S-X for Pennsylvania RSA No. 6(I) for all periods presented in the Company’s 2014 Form 10-K:

Investment test:

(In thousands)	2014	2013	2012
Total Company assets	$2,220,265	$1,747,378	$1,793,487
Less: Equity method investments	(61,092)	(61,204)	(57,852)
	$2,159,173	$1,686,174	$1,735,635

Investment in Pennsylvania RSA 6(I)	$7,451	$7,696	$7,286

Percentage of investment to total Company assets net of equity method investments	0.3%	0.5%	0.4%

Securities and Exchange Commission

December 4, 2015

Income test:

(In thousands)	2014	2013	2012(1)
Income from continuing operations before income taxes	$28,415	$47,476	$28,427

Income from Pennsylvania RSA 6(I)	$3,964	$3,911	$3,558

Percentage of Pennsylvania RSA 6(I) income to income from continuing operations before income taxes	14.0%	8.2%	12.5%

(1)         For the year ended December 31, 2012, the Company’s income from continuing operations before income taxes was at least 10 percent lower than the average of the income for the last five fiscal years.  Therefore, the average income for the last five fiscal years was used in the income test calculation for the year ended December 31, 2012 as set forth in Rule 1-02(w) of Regulation S-X.

As noted above, under Rule 3-09 of Regulation S-X, Pennsylvania RSA 6(I) did not trigger any of the thresholds by greater than 20% to require the inclusion of their audited financial statements for any of the periods presented in the Company’s 2014 Form 10-K.

* * *

Consolidated acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, the Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (217) 235-4440.

Sincerely,

Steven L. Childers
Chief Financial Officer